UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Orange Botswana Chooses Alvarion® for WiMAX TM Turnkey Project. Dated February 16th , 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Orange Botswana Chooses Alvarion® for WiMAX™ Turnkey Project

Global cellular operator answers growing demand for broadband services with Alvarion’s 4Motion® solution

Barcelona, February 16, 2009 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that it was chosen by Orange Botswana for a turnkey WiMAX™ deployment, using Alvarion’s WiMAX Forum Certified™ 4Motion end-to-end solution. The commercial network built at the 2.5 GHz frequency band enables Orange Botswana to provide advanced data services to businesses and homes in Gaborone and Francistown, Botswana’s two largest cities with a total population of over 330,000.

The first network was launched in June 2008 in Gaborone – Botswana’s capital and one of the fastest-growing cities in Africa. Following this successful deployment Orange Botswana increased the coverage in Gaborone and launched a second network in Francistown – an important center for industry and commerce, in November 2008. Future extensions of the networks are planned in other areas throughout the country.

“WiMAX enables a whole new wireless broadband experience for our customers,” said Wilfried Yver Head of Internet Service Provider of Orange Botswana. “We are confident that Alvarion’s proven global expertise in wireless broadband technologies and commitment to WiMAX will help us bring superior Internet service to our end-users, now and in the future. Alvarion’s innovative technology and complete offering enables us to answer the immediate need for high-quality, yet reasonably priced Internet access in the urban areas of the country. Our subscribers are already enjoying the benefits of the technology and we are very interested in the new opportunities 802.16e WiMAX could bring to this market.”

Under the terms of the agreement, Alvarion is also providing Orange Botswana with project management and implementation capabilities including network planning, network dimensioning, installation, technical support and professional services.

We are delighted to be Orange Botswana’s partner of choice for WiMAX,” said Tzvika Friedman, president and CEO of Alvarion. “With over a decade of experience in deploying OFDM systems, Alvarion is the leader in driving the growth of the WiMAX market around the world. This deployment reiterates our commitment to the region with tailored solutions and turnkey project implementation. Orange Botswana’s adoption of our OPEN WiMAX approach enables true innovation resulting in new and competitive broadband service offerings.”

Botswana’s population is nearing two million with one of the lowest Internet penetration rates in the world of just above 4%. With this recognized gap in Internet access, Botswana presents an ideal market for WiMAX solutions. Using Alvarion’s 4Motion solution, Orange Botswana offers its Livebox service currently available to most of Gaborone’s population and includes advanced Internet access at speeds of up to 1 MB.

About Orange
Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. France Telecom serves more than 177 million customers in five continents as of September 30, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 and 39.9 billion euros for the nine first months of 2008. As of September 30, 2008, the Group had 117.6 million mobile customers and 12.4 million broadband Internet (ADSL) customers.

In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the banner for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband Internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

Orange launched in Botswana in March 2003, following the acquisition of a 51% stake in Vista Cellular, a mobile phone operator established in 1998. By the end of 2007, Orange Botswana had over  658,000  customers as of Sept 30 2008. France Telecom (NYSE:FTE) is listed on Euronext Paris (compartiment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited, Orange France or France Telecom

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN™ WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd. “OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.